Exhibit 99.1

Azure Power signs an Expression of Interest (EoI) with Government of Karnataka to develop 1700 MW renewable energy projects

New Delhi, 28 April 2022: Azure Power (NYSE: AZRE), a leading independent sustainable energy solutions provider and power producer in India signed an Expression of Interest (EoI) with Government of Karnataka to develop solar, wind, and hybrid renewable energy projects aggregating to 1700 MW capacity. The total investment commitment is INR 13,300 crore.

The EoI was signed at the Windergy India 2022 event, between Azure Power and Government of Karnataka, represented by Shri G. Kumar Naik, IAS, Additional Chief Secretary to the state energy department.

Azure Power owns and operates close to 2900 MW of renewable energy assets across India and has a significant presence in the state of Karnataka.

Commenting on the announcement, Pawan Kumar Agrawal, CFO, Azure Power, said, “We are extremely pleased to sign the EoI with Government of Karnataka. The state has been at the forefront of clean energy adoption and has one of the highest installed renewable energy capacity in the country. This EoI strengthens our commitment to develop high performing grid scale renewable energy assets in the state and contribute towards India’s decarbonization journey.”

About Azure Power

Azure Power is a leading independent sustainable energy solutions provider, and power producer in India on a mission to create value for all stakeholders through high-performance Renewable Energy assets.

We developed India's first utility scale solar project in 2009 and since then, Azure Power has grown rapidly to become a leader in developing and operating large utility-scale renewable energy projects in the country.

We also partner with commercial and industrial customers in their decarbonization journey by providing comprehensive solutions for their clean energy needs.

For more information about us, visit: www.azurepower.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995, including statements regarding the Company's future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause the Company's results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; the availability of solar panels and other raw materials; its limited operating history, particularly as a new public company; its ability to attract and retain its relationships with third parties, including its solar partners; its ability to meet the covenants in its debt facilities; meteorological conditions issues related to the corona virus; supply disruptions; power curtailments by Indian state electricity authorities and such other risks identified in the registration statements and reports that the Company has filed with the U.S. Securities and Exchange Commission, or SEC, from time to time. All forward-looking statements in this press release are based on information available to us as of the date hereof, and the Company assumes no obligation to update these forward-looking statements.

Investor Contact

ir@azurepower.com

Exhibit 99.1

Media Contact

pr@azurepower.com